20008924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ERG SECURITIES (US) LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 WASHINGTON STREET, SUITE 921
(No. and Street)

NORWALK	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREE, NEE, BUCKWALK & OSWALD, LLC
(Name - *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, STE B20.	BETHLEHEM	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 05 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE O'DOWD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ERG SECURITIES (US) LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public

Kristen Vineyard
Notary Public, State of CT
My Commission Expires
September 30, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERG Securities (US) LLC
Table of Contents
December 31, 2019

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ERG Securities (US), LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ERG Securities (US), LLC as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ERG Securities (US), LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ERG Securities (US) LLC's management. Our responsibility is to express an opinion on ERG Securities (US), LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ERG Securities (US) LLC's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as ERG Securities (US) LLC's auditor since 2017.

Bethlehem, Pennsylvania

February 27, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

ERG Securities (US) LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	29,882
Fees receivable		70,000
Other current assets		8,870
Total Assets	$	108,752

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	29
Accrued expenses		101
Total Liabilities		130
Member's equity		108,622
Total Liabilities and Member's Equity	$	108,752

The accompanying notes are an integral part of these financial statements.

ERG Securities (US) LLC
Notes to Financial Statements
December 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

ERG Securities (US) LLC formerly known as Asperion Group LLC (the "Company"), was formed as a single member limited liability company on April 26, 2002 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective November 11, 2002. ERG Capital Partners (US) LLC (the "Member"), a Delaware Limited Liability Company, purchased Asperion Group LLC on 12/31/16 including the intangible asset of the FINRA Member License and certain prepaid accounts relating to the regulatory portion of the business. Effective January 3, 2017, the Company changed its name to ERG Securities (US) LLC.

The Company provides strategic global advisory services for private placements and raises institutional capital.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash held by the Company is held in one global financial institution. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations.

Foreign Currency
All assets and liabilities denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Income and expense items denominated in foreign currencies are translated into U.S Dollar amounts on the respective dates of such transactions.

Fees Receivable
Fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the Member.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
All accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Private Placement Fees

Advisor Fees
Performance obligations in these arrangements vary dependent on the contract. Advisor fees may include non-refundable, fixed quarterly retainers, management fees, and deposits. For the year ended December 31, 2019, it was determined that the customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs and therefore, in accordance with FASB ASC 606-10-25-31, the Company recognized revenue over time as the performance occurred.

The Company controls the service as it is transferred to the customer, and is therefore acting as a principal. Accordingly the Company records revenues and out-of-pocket reimbursements on a gross basis, consistent with the practice under the accounting standards in effect for those periods.

Transaction Fees

The performance obligation may be the consummation of either the sale of securities or the raising of capital and may include success fees, performance fees or other percentage based fees. These fees are recognized as revenue when the performance obligation is satisfied, generally the trade date or the completion of a deal. The Company controls the service as it is transferred to the customer and is therefore acting as principal.

Disaggregation of Revenue

In the following table, revenue is disaggregated.

Advisor Fees	2,914,409
Transaction Fees	812,252
Reimbursed Client Expenses	68,808
Total Revenues	3,795,469

Costs to Obtain a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer if the costs (1) relate directly to an existing contract or anticipated contract, and (2) are expected to be recovered. These costs are included in the on the statement of financial condition as fees receivable until recovered. If the costs are not recovered, the fees are expensed on the Statement of Income and included in Bad Debt Expense.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had excess capital in the amount of $24,752. The aggregate indebtedness was $130, which resulted in a minimum net capital required of $5.000. The Company had net capital of $29,752, which was in excess of the minimum $5,000 by $24,752. The Company's ratio of aggregate indebtedness was 0.44%, which is less than the maximum ratio of 1500%.

5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2020, the date on which the financial statements were available to be issued. Management is not aware of any additional subsequent events that require recognition or disclosure in the financial statements.